June 29, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street NE

Washington, D.C. 20549

Attention: Jennifer Angelini, Erin Donahue

RE:      Texas Instruments Incorporated

Form 10-K for Fiscal Year Ended December 31, 2021

Filed February 4, 2022

File No. 001-03761

Dear Ms. Angelini and Ms. Donahue:

On behalf of Texas Instruments Incorporated (the “Company” or “TI”), set forth below is the Company’s response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated June 2, 2022 relating to the Company’s Form 10-K for the year-ended December 31, 2021 (the “2021 10-K”).

Sincerely, /s/ Rafael R. Lizardi Rafael R. Lizardi Senior Vice President and Chief Financial Officer

Form 10-K for Fiscal Year Ended December 31, 2021

General

1. We note that you provided more expansive disclosure in your Corporate Citizenship Report (“CCR”) and on your website than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your CCR and on your website.

Response:

As a publicly-traded, global manufacturing company with approximately 30,000 employees worldwide and over 100,000 customers, TI has a wide variety of stakeholders including employees, customers, suppliers, investors, community members, and others. TI’s teams solicit input from internal and external stakeholders throughout the year through regular engagement, and examine third-party sustainability assessments and benchmark disclosure trends and best practices. TI then compares these inputs to company priorities to determine what topics and disclosures to include in the annual Corporate Citizenship Report. TI has published a Corporate Citizenship Report every year since 2010, and has been reporting on sustainability and environmental matters for several years before that. TI’s 2020 Corporate Citizenship Report (the “2020 CCR”) addresses a range of topics that are important to various constituencies, including certain sustainability and environmental impact practices, and, together with TI’s website, speaks to TI’s broad audience of various stakeholders and provides disclosures on topics beyond those considered to have a material impact on the Company’s financial condition or results of operations as contemplated by SEC rules and regulations. As a result, the 2020 CCR and TI’s website include a wide variety of detailed information that is disclosed on a voluntary basis, and that is not required to be disclosed pursuant to applicable SEC rules and regulations. In fact, TI also explains in the 2020 CCR that the 2020 CCR includes “information that is not material to TI, but may be considered important to TI and to our stakeholders.”

TI prepares the information in its 2021 10-K and other SEC filings in accordance with Regulation S-K, Regulation S-X, Exchange Act Rule 12b-20, and the SEC 2010 Guidance Regarding Disclosure Related Climate Change (the “2010 Guidance”). Additionally, in furtherance of TI’s disclosure controls and procedures, the appropriate TI subject matter experts and an internal cross-functional committee of senior management, some of whom are also included in the preparation and review of the 2020 CCR, meet on a quarterly basis and more frequently as appropriate for the preparation and review of TI’s SEC filings to confirm compliance with SEC disclosure requirements. As part of these processes, TI concluded that for its 2021 10-K the climate-related disclosures in its 2020 CCR were not material to an understanding of its business or otherwise required by applicable SEC disclosure rules.

Even though the specific effects of climate change are not currently material to TI’s business under the SEC’s applicable disclosure standards for TI’s 2021 10-K, TI understands the potential effects of climate change and stakeholder interest in this topic. As it pertains to this question and the other questions below, we acknowledge our obligation to continuously review these matters as part of our ongoing disclosure controls and disclose climate-related matters in our SEC filings to the extent we determine it is required.

Risk Factors, page 9

2. Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes. For example, your CCR appears to identify 300mm advanced analog manufacturing as a technological development related to climate change, noting its lower emissions and energy consumption versus older generation factories.

Response:

Like most companies, TI is exposed to some transition risks related to climate change that may affect its business, financial condition, and results of operations. TI considers transition risks as part of its risk management and SEC reporting processes, and as a result TI noted such transition risks relating to laws, rules, and regulations concerning climate change under the Risk Factors section of the 2021 10-K, within the Legal and Regulatory risks section. There, TI disclosed that it is subject to complex laws, rules, and regulations affecting its domestic and international operations relating to, for example, the environment and climate change. As we noted in our 2021 10-K, if laws, rules, and regulations are or were to be amended or expanded, or new ones enacted, TI could incur greater compliance costs associated with climate change.

In addition to TI’s SEC reporting process, TI assesses indirect consequences of climate-related regulation and business trends through both of its comprehensive business continuity program and enterprise risk management program, in which TI considers risks that could have a material impact to the Company’s financial condition or results of operations, including those risks associated with environmental issues. These assessments are conducted with inputs from cross-functional subject matter experts and leaders within the Company who identify risks and opportunities, including with respect to policy and regulatory changes, reputational issues, market trends, credit risks, and technological changes. As an example, TI considers risks related to current and emerging regulations around the world. TI routinely monitors current, proposed, and emerging legislation, regulations, and policies in the regions in which TI operates, and assesses the current and potential impact of such regulations to TI’s operations. The evaluations performed through the business continuity program and enterprise risk management program are conducted regularly and when significant events occur. Through these processes, TI did not identify effects of any transition risks related to climate change that it believed would have a material impact to the Company’s financial condition or results of operations for TI’s 2021 10-K.

TI will continue to monitor the potential effects of transition risks related to climate change, including assessing whether specific regulatory, technological, market, or reputational risks attributable to climate-related developments present unique risks that are material to TI’s business, financial condition, or results of operations. If such risks are considered to have a material effect on its business, financial condition, or results of operations, TI will disclose such risks in future SEC filings, as required.

3. Disclose any material litigation risks related to climate change and explain the potential impact to the company.

Response:

TI does not have any material climate change-related litigation, and given the nature of TI’s business activities, TI does not expect such litigation to be a material risk. In compliance with Item 103 of Regulation S-K, TI discloses material legal proceedings in its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q in the normal course. TI is involved in various inquiries and proceedings that arise in the ordinary course of business. TI believes that the amount of its liability arising from climate change-related litigation, if any, will not have a material adverse effect upon TI’s financial condition, results of operations, or liquidity.

As part of TI’s SEC reporting process, TI assesses the risk of material litigation, including litigation related to climate change, if any, by reviewing threatened or asserted claims against the Company and monitoring trends and developments in litigation and regulation. This continuing assessment involves coordination among litigation, environmental, and finance teams, who receive and review updates on pending litigation and regulatory matters on a regular basis, and communication with the appropriate senior management representatives to review and assess such developments. In addition, TI reviews its risk factor disclosures and identifies potentially material risks for consideration, including litigation risks. Based on these processes, TI has not identified material litigation risks related to climate change. Should this change and if TI becomes aware of material litigation risks related to climate change, TI will update its disclosures accordingly, as required.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

4. It appears you have identified climate-related projects in your CCR, such as energy efficient projects to reduce greenhouse gas emissions. Tell us how you considered providing disclosure regarding past and future capital expenditures for climate-related projects. Include quantitative information for the periods covered by your Form 10-K and for future periods as part of your response.

Response:

In the 2020 CCR, TI identified certain climate-related projects that illustrate actions that TI has taken or plans to take to reduce greenhouse gas emissions and operate a more sustainable business, and that would be of interest to a broad stakeholder audience that includes constituencies beyond investors, such as, employees, customers, suppliers, community members, and other interested parties. The investment of resources and time in these projects is driven by a host of factors and considerations, and not necessarily by climate-related considerations alone. In describing the various projects in the 2020 CCR, TI does not indicate that these projects were undertaken exclusively for the purpose of addressing climate change, nor does the inclusion of a project in the 2020 CCR imply that the cost of the project is material for SEC reporting purposes. During the periods covered by the 2021 10-K, such capital expenditure projects identified in the 2020 CCR were not determined to be material. Please also reference the response to Comment 1, which further explains how TI determined the information in the 2020 CCR was not material, either individually or in the aggregate.

In considering materiality of an individual capital expenditure project, part of TI’s analysis involves considering the project’s cost as a percentage of TI’s total capital expenditures. In addition, TI considers whether the cost of the project is reasonably likely to result in a material impact to the Company’s financial condition or results of operations. Note that as stated in Page 11 of the 2020 CCR, TI implements more than 200 energy efficiency projects each year to reduce GHG emissions and energy costs. The largest of these projects, which related to the installation of fans resulting in energy savings, was a total expenditure of $1.2 million for 2021 (representing less than 0.05% of TI’s total capital expenditures for 2021 of $2.5 billion), and the total aggregate costs of such energy efficiency projects was approximately $6.8 million (or less than 0.28% of TI’s total capital expenditures for 2021 of $2.5 billion). However, none of these past or planned climate-related projects, individually or in the aggregate, involved material capital expenditures during the periods covered by the 2021 10-K, nor are they expected to require material future capital expenditures.

This assessment of materiality was based on TI’s internal process for reviewing and assessing capital expenditures, which involves a quarterly review of quantitative and qualitative information by senior management and leaders at the Company. In assessing whether a capital expenditure project is material, TI assesses the current and anticipated costs related to such project, and compares it to TI’s financial condition and results of operations, and determines whether it believes such expenditures have resulted in a material impact. Future business opportunities or circumstances may cause a change in the Company’s estimate of capital expenditures for climate-related projects.

In future filings, if applicable and material, TI will disclose capital expenditures, as required.

5. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

•	decreased demand for goods or services that produce significant greenhouse gas emission or are related to carbon-based energy sources;

•	increased demand for goods that result in lower emissions than competing products;

•	increased competition to develop innovative new products that result in lower emissions;

•	increased demand for generation and transmission of energy from alternative energy courses;

•	any anticipated reputational risk resulting from operations or products that produce material greenhouse gas emissions; and

•	potential climate-related opportunities, such as the development of semiconductors for use in technologies with lower energy consumption and greenhouse gas emissions.

Response:

With respect to its 2021 10-K, TI did not identify indirect consequences of climate-related regulation or business trends that had or are expected to have a material impact to the Company’s financial condition or results of operations. TI acknowledges the indirect consequences of climate change on its business, including those resulting from changes in regulation and other business trends, and has disclosed risks related to such consequences within the Risk Factors section of the 2021 10-K. However, TI did not identify material indirect consequences during the periods covered by its 2021 10-K.

In addition to TI’s SEC reporting process, TI assesses indirect consequences of climate-related regulation and business trends through both of its comprehensive business continuity program and enterprise risk management program, in which TI considers risks that could have a material impact to the Company’s financial condition or results of operations, including those risks associated with environmental issues. These assessments are conducted with inputs from cross-functional subject matter experts and leaders within the Company who identify risks and opportunities, including with respect to policy and regulatory changes, reputational issues, market trends, credit risks, and technological changes. As an example, TI considers risks related to current and emerging regulations. TI routinely monitors current, proposed, and emerging legislation, regulations, and policies in the regions in which TI operates, and assesses the current and potential impact of such regulations to TI’s operations. The evaluations performed through the business continuity program and enterprise risk management program are conducted regularly and when significant events occur. Through these processes, TI did not identify effects of any transition risks related to climate change that it believed would have a material impact to the Company’s financial condition or results of operations for TI’s 2021 10-K. Through these processes, TI did not identify material indirect consequences of climate-related regulation or business trends during the periods covered by its 2021 10-K.

Throughout the year, the Chief Executive Officer discusses risks with the Board, including TI’s approach to managing sustainability and other ESG-related risks. TI’s Chief Financial Officer reviews the Company’s enterprise risk management process with the Audit Committee at least annually, and such information is also distributed to the Board. Where environmental, social, and governance (ESG)-related issues may have significance for TI, these matters are reviewed in the relevant Committee of the Board. TI believes this approach ensures that ESG issues are overseen by the committee with the appropriate focus. For example, climate-related issues are reviewed with the Audit Committee by the Vice President of Worldwide Environmental, Safety and Health. The Governance and Stockholder Relations (GSR) Committee of the Board also oversees ESG matters in connection with its responsibility to review public issues of interest to company stakeholders. Management also provides updates to the

GSR Committee at least annually on shareholder policies and proposals regarding ESG matters that are relevant to the Company. As part of TI’s processes, various risks are assessed holistically for potential financial or strategic impact to the Company, taking into account the totality of the circumstances, including quantitative analyses of potential financial and operational impact as well as qualitative factors such as compliance with laws, pending regulations, and the potential effect on TI’s reputation. Management reviews each risk and opportunity and determines the course of action, as appropriate.

TI will continue to monitor the indirect consequences of climate-related regulation or business trends, and, to the extent material to TI’s business, financial condition or results of operations, TI will disclose such consequences in future SEC filings, as required.

6. We note your disclosure that climate change might exacerbate natural occurrences such as severe weather or cause natural disasters to occur with greater frequency. Please discuss the physical effects of climate events on your operations and results, such as weather-related damages to your property or operations, and weather-related impacts on the cost or availability of insurance. Include quantitative information with your response for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods. In addition, please discuss the potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers.

Response:

During the periods covered by the 2021 10-K, TI did not experience physical effects of climate change that had a material impact to the Company’s financial condition or results of operations.

Like other global manufacturing companies, TI has facilities and other operations in locations subject to natural occurrences such as severe weather events that could disrupt operations in the various countries in which TI operates. As disclosed in the Risk Factors section of the 2021 10-K, climate change might exacerbate these occurrences or cause natural disasters to occur with greater frequency. For instance, a natural disaster that results in a prolonged disruption, particularly where TI has principal manufacturing and design operations, may adversely affect TI’s results and financial condition. To illustrate with a quantitative example, in connection with a winter storm in Texas during February 2021, the largest expense at TI in connection with that storm was approximately $50 million in incremental utility costs, representing less than 1.0% of TI’s total cost of revenue of $5.97 billion in 2021. Consequently, this weather-related event was not material to TI during the periods covered by the 2021 10-K. This assessment is based on TI’s internal process for reviewing and assessing risks to TI, which involves a review of quantitative and qualitative information by the relevant subject matter experts and management, including in the context of TI’s overall financial condition and results of operations.

With respect to insurance, TI has not experienced a lack of availability or a material increase in the cost of its insurance programs. As an illustrative example, in connection with a winter storm in Texas during February 2021, TI had approximately $200,000 of potentially insurable property damage overall and about $54 million of potentially insurable lost profit and fixed cost absorption overall relating to missed wafer starts in five fabrication facilities. Both of these potential claims were subject to a deductible, and neither was pursued under an insurance claim. For context, for 2021, the largest cost for insurance purchased by TI consisted of property insurance, with insurance premiums (excluding taxes and fees) costing about $29 million, and the amount spent by TI on insurance overall on an annual basis is approximately $34 million, or 0.4% of TI’s profit before income taxes for 2021 ($8.9 billion). Between 2019 and 2020, the amount spent by TI on insurance premiums (excluding taxes and fees) overall on an annual basis increased by approximately 10% from $29 million to $32 million, and between 2019 and 2020, increased by 6% from $32 million to $34 million. Accordingly, TI does not believe that any weather-related impacts on the cost or availability of insurance have caused or are reasonably likely to cause a material impact to TI’s financial condition or results of operation.

With respect to the potential for indirect weather-related impacts that have affected or may affect TI’s major customers or suppliers, TI has not identified during the periods covered by the 2021 10-K any material risks relating to indirect weather-related impacts that would affect TI’s major customers or suppliers. This assessment is based, in part, on TI’s risk management processes, as well as TI’s range of suppliers and customers (number and geography), breadth of portfolio and diversity and longevity of products and markets, all of which help mitigate the risk that any adverse weather event affecting a supplier or customer would have a material effect on TI as a whole. With respect to suppliers, TI purchases raw materials and supplies from numerous suppliers around the world. TI regularly assesses risks to its supply chain, whether anticipated (such as emerging regulations) or unexpected (such as natural disasters). TI also evaluates suppliers’ financial health and concentration to prevent or manage reputational issues, order fulfillment problems, shipping delays, or increased costs. To that end, TI requires that all suppliers maintain a business continuity plan in the event of a business interruption and make the contents of such plans available to TI upon request. TI also requires that suppliers communicate with TI and implement their business continuity plan within 24 hours of a triggering incident to maintain supply continuity. With respect to customers, the potential for indirect weather-related impacts that may affect TI’s major customers is potentially similar to that faced by other large global manufacturing companies with diversified offerings. The reach of TI’s market channels allows TI to sell its broad portfolio of approximately 80,000 products to over 100,000 customers.

More broadly, as a global organization, TI’s manufacturing footprint, supply chain and distribution network, together with its business continuity planning processes lessen the potential for an impact from climate-related physical risks such as weather-related damages to property or operations, and weather-related impacts on the cost or availability of insurance. TI operates an integrated multi-disciplinary business continuity program and enterprise risk management program which assess and manage risks at various levels of the organization to ensure that its businesses and operations are resilient. TI proactively monitors weather conditions that may become severe and impact its employees, facilities, or supply chain. The diversification of TI’s business operations, along with the actions that TI has already taken to ensure the efficiency of its operations, reduces TI’s exposure to physical climate-related risks. As a result of these processes, TI did not identify material physical effects of climate change on its operations and results during the periods covered by the 2021 10-K.

TI will continue to monitor the physical effects of climate change, and in the event TI experiences any such effects, TI will, in future filings, discuss the material physical effects of climate change on its operations and results, as required.

7. We note your disclosure on page 12 regarding the potential costs of compliance with laws and regulations, including those relating to the environment and climate change. Tell us about and quantify any compliance costs related to climate change for each of the periods covered by your Form 10-K and explain whether increased amounts are expected to be incurred in future periods.

Response:

Although annual costs of compliance with laws and regulations, including those relating to the environment and climate change, are expected to increase in future years with additional regulation in the United States and internationally, those compliance costs have not, to date, been material to TI.

Generally, TI’s actual and anticipated potential costs related to compliance with new climate change-related laws and/or regulations have largely comprised, and are anticipated to comprise, of costs related to its existing internal compliance programs, existing voluntary climate change-related data gathering and reporting program, and outside fees for third parties TI engages. More specifically, incremental costs associated with climate change that TI has incurred generally include those for outside consultants, attorneys, as well as increased time allocations of various TI personnel, such as ESH, legal, accounting, IT and finance personnel, in connection with TI’s voluntary efforts and/or preparation for greenhouse gas emission and other similar reporting mandates.

For instance, while not mandated by any existing regulatory program, TI initiated a voluntary comprehensive climate change scenario analysis in 2021 to identify and assess potential risks to TI and opportunities associated with climate change. TI anticipates that this type of analysis could be an example of the type of incremental compliance cost associated with climate change in the future. To further illustrate with a quantitative example, with respect to assessing climate scenario analysis for purposes of TI’s voluntary reporting, not including increased time allocations of personnel outside of dedicated sustainability matters, the largest cost of engaging with a third-party consultant in 2021 to conduct the scenario analysis referenced above was approximately $240,000, representing less than 0.1% of TI’s operating and administrative costs and expenses of approximately $1.7 billion in 2021. Based on these considerations, the incremental cost is not material relative to the Company’s financial condition or results of operations.

In assessing whether there are material compliance costs related to new laws and/or regulations in response to climate change, TI assesses in part the current and anticipated costs related to compliance with such laws and/or regulations, and evaluates the impact to TI’s financial condition and results of operations,. TI does not believe these compliance costs have had a material impact to the Company’s financial condition or results of operations.

TI acknowledges that there is a potential risk that we could incur greater compliance costs arising from compliance with future laws or regulations in response to climate change (as noted in the Company’s risk factor titled “Risk Factors – Legal and regulatory risks - Our operations could be affected by the complex laws, rules and regulations to which our business is subject.”). Should laws, rules and regulations be amended or expanded, or new ones enacted, TI could incur materially greater compliance costs associated with climate change. Some of these complex laws, rules and regulations –may particularly affect TI in the jurisdictions in which we manufacture products, especially if, for example, such laws and regulations require the addition or elimination of a material or process to or from our current manufacturing processes. As we further explain, a substitute for a prohibited material or process might not be available, or might not be available at reasonable cost. Such costs as they relate to future laws or regulations are currently unknown because such laws or regulations have yet to be created. TI believes it has adequately addressed the potential risk for compliance with future laws or regulations related to climate change in its risk factor described above.

As new laws and regulations become effective, TI will continue to assess the materiality of their impact and whether such impact would require disclosure under SEC rules and regulations.

8. If material, please provide disclosure about any purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations. Include quantitative information for the periods covered by your Form 10-K and for future periods as part of your response.

Response: TI did not engage in purchases or sales of carbon credits or offsets during the periods covered by the 2021 10-K.